          THIS PURCHASE AND SALE AGREEMENT is made as of the 26th day of September, 2008 and amended and restated as of the 10th day of October, 2008 and further amended on the 14th day of October, 2008,
BETWEEN:
iFIRE TECHNOLOGY LTD., a corporation incorporated under the laws of the province of Alberta (the “Vendor”)
- and-
CTS GROUP LIMITED, a corporation incorporated under the laws of the British Virgin Islands (the “Buyer”)
          WHEREAS the Vendor wishes to sell substantially all of its assets, comprised principally of equipment, certain trade-mark registrations and applications, certain unregistered intellectual property and all the issued and outstanding shares of iFire IP Corporation (the “Corporation”), the registered holder of certain issued patents and patent applications;
          AND WHEREAS the Buyer wishes to purchase the aforementioned assets of the Vendor;
          NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Vendor and the Buyer agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions

In this Agreement, unless the context requires otherwise:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this agreement and all schedules and exhibits attached to this agreement, in each case as they may be amended, restated, supplemented or otherwise modified from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and references to Articles and sections are to Articles and sections of this agreement.

“Confidentiality Agreement” means the confidentiality agreement between the Vendor [certain business sensitive information has been intentionally omitted] dated August 29, 2008 relating to the negotiations leading to this Agreement.

“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Vendor) which is provided for or required: (i) in respect of or pursuant to the terms of any Contract; or (ii) under any applicable law, in either case in connection with the sale of the Purchased Assets to the Buyer on the terms contemplated in this Agreement, to permit the Buyer to use the Purchased Assets, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement, but does not include the TPC Consent.

“Contracts” means all pending and executory contracts, agreements, leases and arrangements (whether oral or written) related to the Purchased Assets to which the Vendor or the Corporation is a party or by which the Vendor, the Corporation or any of the Purchased Assets is bound or under which the Vendor or the Corporation has rights and includes all pending and executory contracts, agreements, leases and arrangements (whether oral or written) to which the Corporation is a party or by which the Corporation is bound or under which the Vendor has rights.

“Damages” means, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law or in equity (including incidental, consequential, special, aggravated, exemplary or punitive damages), expense (including reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation) or diminution in value.

“Deposits” means, collectively, the First Deposit and the Second Deposit.

“Equipment” means the equipment owned by the Vendor described in Schedule “A” hereto and any spare parts or replacement parts for the Equipment and owned by the Vendor.

“Equipment Closing” means the closing of the sale and purchase of the Equipment hereunder.

“Equipment Closing Date” means October 17, 2008, or such later date, which later date to be as soon as practicable upon receipt of a court order dispensing with compliance with the Bulk Sales Act (Ontario) but not later than November 7, 2008 as may be agreed to in writing by the Parties and “Equipment Closing Time” means the time on the Equipment Closing Date at which the Equipment Closing occurs.

“Equipment Interim Period” means the period from the date of this Agreement to the Equipment Closing Time.

“First Deposit” means the [certain information regarding pricing has been intentionally omitted] deposited with the Vendor on August 25, 2008.

“GST” means any applicable goods and services tax.

“Inorganic Electroluminescent Displays” means an emissive solid state display in which the primary light generation means is a thin film inorganic phosphor layer.

“IP Closing” means the closing of the sale and purchase of the Trademarks, IP Shares and the Unregistered IP hereunder.

“IP Closing Date” means the date on which the IP Closing occurs, such date being as soon as practicable following satisfaction or waiver of all conditions precedent to the IP Closing but not later than April 30, 2009, unless mutually agreed to by the Parties, and “IP Closing Time” means the time on the IP Closing Date at which the IP Closing occurs.

“IP Interim Period” means the period from the date of this Agreement to the IP Closing Time.

“IP Shares” means all of the issued and outstanding shares in the capital of the Corporation.

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

“Partner Agreements” means the various agreements listed in Schedule “B” hereto implementing the arrangements between the Vendor and former joint development partners.

“Patents” means the issued patents and patent applications identified in Schedule “C” hereto and either held by the Corporation or in the process of being transferred to the Corporation.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a governmental authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Prepayment Amount” shall have the meaning set forth in Section 5.1 hereof.

“Purchase Price” shall have the meaning set forth in Section 2.4 hereof.

“Purchased Assets” means, collectively, the Equipment, the IP Shares, the Trademarks and the Unregistered IP.

“Registered IP” means those Patents identified in Schedule “C” hereto acquired from [certain business sensitive information has been intentionally omitted].

“Second Deposit” means [certain information regarding pricing has been intentionally omitted] to be deposited by the Buyer with the Vendor after the First Deposit.

[certain business sensitive information has been intentionally omitted]

“Third Party Confidentiality Obligations” has the meaning set forth in Section 7.7 hereof.

“TPC Consent” means termination of the arrangements between the Vendor and Her Majesty the Queen in Right of Canada as represented by the Minister of Industry under its Technology Partnerships Canada Program (the “TPC Agreement”) and obtaining any necessary consent from the Minister of Industry, Industry Canada or any successor agency to Technology Partnerships Canada in connection with the transactions contemplated by this Agreement.

“Trademarks” means those registered trade-marks and trade-mark applications identified in Schedule “F” hereto as well as any common law rights to such trademarks and the goodwill attached thereto.

“Unregistered IP” means any and all interests and rights of the Vendor to works, technical information and knowledge, product formulation, data, know-how, trade secrets, and inventions that are in the possession and control of the Vendor, where both such rights and the works technical information and knowledge, product formulation, data, know-how, trade secrets, and/or inventions to which they attach are transferable by the Vendor including but not limited to intellectual property rights to: lab books, experimental log books, documents relating to procedures and process conditions for manufacturing panels, traveler sheets for test substrates, SEM pictures, internal Vendor presentations, and prototype panels, but does not include any intellectual property rights to any works technical information and knowledge, product formulation, data, know-how, trade secrets, and/or inventions where such intellectual property rights cannot be validly transferred without obtaining a third party consent other than the TPC Consent.

“Vendor’s Counsel” means Bennett Jones LLP, or such other firm as may be appointed by the Vendor.

1.2	Currency

All references to dollar amounts in this Agreement are to the lawful currency of the United States.

1.3	Time of Essence

Time is of the essence of this Agreement.

1.4	Schedules and Exhibits

This Agreement includes the following schedules and exhibits:

Schedule A — INTENTIONALLY DELETED

Schedule B — INTENTIONALLY DELETED

Schedule C — INTENTIONALLY DELETED

Schedule D — INTENTIONALLY DELETED

Schedule E — Insurance Requirements

Schedule F — INTENTIONALLY DELETED

Schedule G — INTENTIONALLY DELETED

Exhibit 1 — Equipment General Conveyance Agreement

Exhibit 2 — Vendor’s Equipment Closing Bring Down Certificate

Exhibit 3 — Buyer’s Equipment Closing Bring Down Certificate

Exhibit 4 — IP Share Transfer

Exhibit 5 — Vendor’s IP Closing Bring Down Certificate

Exhibit 6 — Resignation and Release

Exhibit 7 — Vendor’s Release

Exhibit 8 — Buyer’s IP Closing Bring Down Certificate
ARTICLE 2
PURCHASE
2.1	Agreement to Purchase and Sell

Subject to the terms of this Agreement, the Vendor hereby agrees to sell, assign and transfer to the Buyer and the Buyer agrees to purchase the following assets:
(i)	the Equipment;

(ii)	the IP Shares;

(iii)	the Trademarks; and

(iv)	the Unregistered IP, including any physical manifestations of same that are in the possession and control of the Vendor.
The agreement of the Vendor to sell and the agreement of the Buyer to purchase the Equipment are not conditional upon the sale and purchase of the IP Shares, Trademarks or the Unregistered IP. The agreement of the Vendor to sell and the agreement of the Buyer to purchase the IP Shares are conditional upon the concurrent sale and purchase of the Unregistered IP.

2.2	“As-is, Where-is” Basis

The Buyer acknowledges and agrees that the Purchased Assets, including the assets of the Corporation, are sold by the Vendor and acquired by the Buyer on an “as-is, where-is” basis and in “with all faults” condition (whether patent or latent, concealed or otherwise). Notwithstanding any other provision of this Agreement, the Vendor does not on its own behalf or on behalf of the Corporation, make any representation or warranty, express or implied, by statute, usage, custom of the trade or otherwise, oral or written, concerning or with respect to any such assets or the condition, utility, suitability, merchantability, workmanship or fitness for any use or purpose thereof. Further, with respect only to the Trademarks, Patents and the Unregistered IP and any related documentation included in the Purchased Assets, including the assets of the Corporation, validity, title, good standing, patentability, distinctiveness, registrability, enforceability, non-infringement of any third party’s rights under any law pertaining to intellectual property, freedom to use or operate, any right to exclusive use thereof, obligations to account to a third party, or payment of regulatory, application, maintenance or similar fees. Furthermore, the Buyer acknowledges and accepts that certain Patents and Unregistered IP may be licensed to third parties or jointly owned with third parties pursuant to a Partner Agreement and that, accordingly, the Buyer may not acquire exclusive rights to same and that consequently no representation or warranty with respect to an exclusive right to use any Patent or Unregistered IP is made by the Vendor. The Buyer further acknowledges that the Vendor has not used the Trademarks as trade-marks for at least 3 years and that, consequently, such Trademarks may be at risk of expungement, cancellation or equivalent process to remove a Trademark from any national or sub-national trademark registry and accepts fully such risk. Any representations of the Vendor in this Agreement are so limited.

2.3	Deposits

[certain information regarding pricing has been intentionally omitted]

2.4	Purchase Price

[certain information regarding pricing has been intentionally omitted]

ARTICLE 3
EQUIPMENT CLOSING
3.1	Equipment Closing

The Equipment Closing shall take place at the Equipment Closing Time at the offices of the Vendor’s Counsel in Toronto, Ontario.

3.2	Vendor’s Closing Deliveries

At the Equipment Closing, in addition to such other deliveries as are reasonable in the circumstances, the Vendor shall deliver to the Buyer the following:
3.2.1	a general conveyance agreement substantially in the form of Exhibit 1 duly executed by the Vendor;

3.2.2	a certificate of a senior officer of the Vendor dated as of the Equipment Closing Date in the form of Exhibit 2;

3.2.3	evidence satisfactory to the Buyer that the bulk sales legislation in each of the jurisdictions in which the Purchased Assets are located has been complied with or that the sale of the Purchased Assets is exempt from compliance with such legislation;

3.2.4	originals or copies of user and operating manuals, specifications and repair and maintenance records, and similar records and documentation in the Vendor’s possession and control relating to the Equipment and readily transferable to the Buyer without consent from or notice to any person or entity; and

3.2.5	a certified copy of any director’s or shareholder’s resolutions necessary to authorize the sale of the Equipment pursuant to this Agreement.
3.3	Buyer’s Closing Deliveries

At the Equipment Closing, in addition to such other deliveries as are reasonable in the circumstances, the Buyer shall deliver to the Vendor the following:
3.3.1	a general conveyance in the form of Exhibit 1 duly executed by the Buyer; and

3.3.2	a certificate of a senior officer of the Buyer dated as of the Equipment Closing Date in the form of Exhibit 3.

ARTICLE 4
IP CLOSING
4.1	IP Closing

The IP Closing shall take place at the offices of the Vendor’s Counsel in Toronto, Ontario at the IP Closing Time.

4.2	Vendor’s Closing Deliveries

At the IP Closing, in addition to such other deliveries as are reasonable in the circumstances, the Vendor shall deliver to the Buyer the following:
4.2.1	Certificates representing the IP Shares;

4.2.2	a transfer of the IP Shares in the form of Exhibit 4, duly executed by the Vendor;

4.2.3	the minute books, share certificate books and corporate seal of the Corporation;

4.2.4	a certificate of the President or other senior officer of the Vendor dated as of the IP Closing Date in the form of Exhibit 5;

4.2.5	the written resignation of each director and officer of the Corporation designated by the Buyer and a release of all claims against the Corporation by each such director and officer in the form of Exhibit 6;

4.2.6	a release of claims against the Corporation in the form of Exhibit 7 duly executed by the Vendor;

4.2.7	copies of certificates, issued by the relevant patent offices, evidencing ownership of the Patents and all other material documentation related to the Patents including a list of law firms and/or patent agents employed by the Vendor or the Corporation in the jurisdiction in which the Patents are issued, filed, published or pending;

4.2.8	a written assignment of the Trademarks to the Buyer in a form acceptable to the Buyer, acting reasonably;

4.2.9	Subject to Section 7.7; any physical manifestation of the Unregistered IP in the possession of the Vendor including, without limitation, originals or copies of any lab and/or log books and data recording the results of experiments provided;

4.2.10	the accounting and tax records of the Corporation from its date of incorporation to the present;

4.2.11	evidence in form satisfactory to the Buyer, acting reasonably, that the TPC Consent has been obtained; and

4.2.12	a certified copy of any director’s or shareholder’s resolutions necessary to authorize the sale of the Purchased Assets to be conveyed at the IP Closing.
4.3	Buyer’s Closing Deliveries

At the IP Closing, the Buyer shall deliver or cause to be delivered to the Vendor, in addition to such other deliveries as are reasonable in the circumstances, a certificate of a senior officer of the Buyer dated as of the IP Closing Date in the form of Exhibit 8.
ARTICLE 5
PURCHASE OF PURCHASED ASSETS
5.1	Payment of Purchase Price

On or before October 20, 2008, the Buyer shall deliver an amount equal to the Purchase Price minus the sum of the Deposits (the “Prepayment Amount”), to the Vendor. The Vendor shall hold the Prepayment Amount in accordance with the terms of this Agreement, shall have no right to use the Prepayment Amount except in accordance with the terms of this Agreement and shall (i) at all times prior to the Equipment Closing Time maintain an amount equal to the Prepayment Amount in one bank account; and (ii) at all times from the Equipment Closing Time and prior to the IP Closing Time maintain the balance of the Prepayment Amount, being [certain information regarding pricing has been intentionally omitted], in one bank account. Any interest earned on the Prepayment Amount or any portion thereof shall be held in trust by the Vendor, for the benefit of the Buyer, and shall be disbursed in accordance with the terms of this Agreement. The Vendor shall provide the Buyer with written confirmation, in form satisfactory to the Buyer acting reasonably, upon receipt by the Vendor of the Prepayment Amount. The Purchase Price will be paid to the Vendor with [certain information regarding pricing has been intentionally omitted]. Once any portion of the Prepayment Amount is applied against the Purchase Price in accordance with the terms of this Agreement, such portion shall be deducted from the Prepayment Amount and the Vendor shall have no further restrictions on its ability to use such portion. The Deposits shall be applied against the portion of the Purchase Price paid at the Equipment Closing Time. For greater certainty, the sum of [certain information regarding pricing has been intentionally omitted] of the Prepayment Amount and the Deposits shall be used for and shall constitute full and final payment of that portion of the Purchase Price due and payable to the Vendor at the Equipment Closing Time and [certain information regarding pricing has been intentionally omitted] of the Prepayment Amount shall be used for and shall constitute full and final payment of that portion of the Purchase Price due and payable to the Vendor at the IP Closing Time. At the Equipment Closing Time, any interest earned on the Deposits and on that amount of the Prepayment Amount payable in respect of the Purchase Price at the Equipment Closing Time shall be paid to the Buyer by the Vendor. At the IP Closing Time, any interest earned on that amount of the Prepayment Amount payable in respect of the Purchase Price at the IP Closing Time shall be paid to the Buyer by the Vendor.

5.2	Allocation of Purchase Price

[Certain information regarding pricing has been intentionally omitted].

5.3	Expenses

Each of the Vendor and the Buyer shall be responsible for the expenses (including fees and expenses of its respective legal advisers, accountants and other professional advisers) incurred by it, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated in this Agreement.

5.4	Transfer and Sales Taxes
5.4.1	Subject to paragraphs 5.4.2 and 5.4.3 of this Section, Buyer covenants and agrees to pay all applicable federal, provincial sales, goods and services, value added, transfer and other taxes of any nature or type whatsoever (except income taxes payable by iFire) and any duties, charges, assessments and other like charges payable upon or in connection with the sale, assignment, transfer, import, export and delivery of the Purchased Assets to be transferred pursuant to this Agreement.

5.4.2	Buyer shall deliver to the Vendor on closing a purchase exemption certificate under the Retail Sales Tax Act (Ontario) in respect of such of the Purchased Assets the sale of which is subject to tax under that Act.

5.4.3	Buyer and iFire agree that, based on Buyer’s representations set out in Section 8.2.3 through 8.2.6 and provided Buyer provides evidence of export as contemplated in Section 8.2.6 hereof, the sale of the Purchased Assets qualifies as a “zero rated” supply pursuant to paragraph 1(e), Part V, Schedule VI of the Excise Tax Act (Canada) and as a result no GST is payable by Buyer to iFire in connection with the transactions contemplated by this Agreement.

5.4.4	Should any transfer taxes remain payable, Buyer shall self-assess and remit any applicable provincial sales tax to the appropriate governmental authority and shall pay any applicable GST to iFire. Buyer shall indemnify and hold harmless iFire and the Corporation from any tax liability that may accrue to iFire or the Corporation in connection with the transactions contemplated in this Agreement including, but not limited to, any taxes for which iFire and iFire IP Corporation may become liable as the result of the inability of Buyer to export the Equipment from Canada, but excluding income taxes payable by iFire.
5.5	Export Risk

The Buyer is solely responsible for determining and obtaining such permissions, permits and regulatory approvals as are necessary for the export from Canada of the Equipment or any other Purchased Assets acquired by it pursuant to this Agreement, and for the payment of any fees, taxes, customs, duties or other charges in connection therewith. Notwithstanding the foregoing, the Vendor shall provide to the Buyer reasonable assistance, other than any assistance that requires the Vendor to incur out of pocket expenses, in obtaining such permissions, permits and regulation approvals. The Buyer assumes and shall bear all risk in connection with such exports and shall indemnify and hold harmless the Vendor for any costs incurred directly or indirectly by the Vendor as a result of an attempted or successful export of such Equipment by the Buyer. For greater certainty, the failure of the Buyer to obtain any permission, permit or approval necessary for the export of the Equipment or any other Purchased Assets shall not modify or affect any other obligations of the Buyer under this Agreement including, without limitation, the amount or timing of any payment obligation of the Buyer.

5.6	Records and documentation

The Buyer covenants and agrees to retain and preserve all lab and/or log books and data regarding the results of experiments and any other research and development work provided to it by the Vendor for a minimum period of six years from the date hereof (or longer, where required to do so by applicable law) and, for such period, where the Vendor requires access thereto for purposes of responding to a CRA audit regarding scientific research and experimental development tax credits in relation to the Vendor or a predecessor corporation of the Vendor, to provide the Vendor with access to and the right to copy, at the expense of the Vendor, upon reasonable notice to the Buyer, all such books and records.

5.7	Action During Equipment Interim Period

During the Equipment Interim Period, the Vendor shall own the Equipment in material compliance with Applicable Law and comply with the terms and conditions of all Contracts. During the Equipment Interim Period, the Vendor shall not:
5.7.1	mortgage, pledge, grant a security interest in or otherwise create a Lien on any of the Equipment;

5.7.2	dispose of or revalue any of the Equipment; or

5.7.3	subject to Article 7, terminate, cancel, modify or amend in any material respect or take or fail to take any action which would entitle any party to any Contract to terminate, cancel, modify or amend any Contract.
5.8	Action During IP Interim Period

During the IP Interim Period, the Vendor shall ensure that the Corporation does not:
5.8.1	amend its articles or by-laws or similar document adopted or filed in connection with the creation, formation or organization of the Corporation;

5.8.2	directly or indirectly, declare, set aside for payment or pay any dividend or make any other payment or distribution on or in respect of any of the IP Shares;

5.8.3	redeem, purchase, retire or otherwise acquire, directly or indirectly, any of the IP Shares;

5.8.4	issue or sell any shares or other securities or issue, sell or grant any option, warrant or right to purchase any of its shares or other securities or issue any security convertible into its shares, grant any registration rights or otherwise make any change to its authorized or issued share capital;

5.8.5	dispose of any of the assets reflected on the balance sheet forming part of the most recent financial statements of the Corporation;

5.8.6	make any change in its accounting principles, policies, practices or methods;

5.8.7	suffer any operating loss or extraordinary loss or cancel or waive any debt, claim or other right;

5.8.8	incur or assume any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise;

5.8.9	mortgage, pledge, grant a security interest in or otherwise create a Lien on any of its property or assets;

5.8.10	enter into any Contract or any other transaction that is not in the ordinary course of business;

5.8.11	terminate, cancel, modify or amend in any material respect or take or fail to take any action which would entitle any party to any Contract to terminate, cancel, modify or amend any Contract;

5.8.12	cancel or waive any debt, claim or other right;

5.8.13	incur any indebtedness for borrowed money to any other Person or incur any other liability or obligation to any other Person which is required to be classified as a liability on the liability side of a balance sheet in accordance with Canadian generally accepted accounting principles;

5.8.14	give or agree to give or become a party to or bound by any guarantee, surety or indemnity in respect of indebtedness or other obligations or liabilities of any other Person or become a party to any other commitment by which the Corporation is, or is contingently, responsible for such indebtedness or other liability or obligation;

5.8.15	purchase or otherwise acquire any interest in any securities of any other Person;

5.8.16	make any capital expenditure or authorize any capital expenditure or make any commitment for the purchase, construction or improvement of any capital assets;

5.8.17	enter into any Contract or commitment to hire any officer or employee;

5.8.18	subject to sub-Section 7.6.2, fail to keep any pending Patent application in good standing, including abandoning or allowing such pending Patent application to lapse; or

5.8.19	agree, commit or enter into any understanding to take any actions enumerated in subsections 5.8.1 to 5.8.17 of this Section 5.8.
ARTICLE 6
MATTERS RESPECTING THE EQUIPMENT
6.1	Dismantling, Packing and Shipping

As soon as practicable after the Equipment Closing Time, but in any event before December 31, 2008, the Buyer shall have or shall have caused to have dismantled and packed the Equipment and shall have removed or shall have caused to have removed the Equipment from the property and premises of the Vendor and its Affiliates. Following the date of this Agreement but prior to the Equipment Closing Date, the Buyer and its agents shall be permitted to enter the premises of the Vendor and its Affiliates during ordinary business hours and with twenty-four (24) hours notice to the Vendor for the sole purpose of developing the work plan set out in sub-Section 6.1.1 hereof. In this regard, the Buyer is responsible for and shall supply sufficient and qualified staff to dismantle, pack and ship the Equipment. All costs and expenses related to dismantling, packing and shipping the Equipment, including the cost of all insurance related thereto, shall be the responsibility of the Buyer. The Buyer shall be responsible for the cost of any damage to the buildings at 9 Cityview Dive, Toronto, Ontario and 15 Cityview Drive, Toronto, Ontario, including the common areas such as the parking lot and surrounding grounds, or the loss or damage of or to any person arising as a result of or in connection with the removal of the Equipment (including, without limitation, loss or damage resulting from the use of equipment or tools owned by the Vendor) and shall indemnify and hold the Vendor harmless in respect thereof. the Vendor shall provide such access during normal business hours as the Buyer or its agents may, acting reasonably, request in this regard. The Buyer covenants to leave the property and premises where the Equipment is housed in a good and proper condition and shall:
6.1.1	Submit a work plan to the Vendor for approval prior to commencing the removal of the Equipment;

6.1.2	Remove the Equipment using qualified personnel in accordance with the approved work plan;

6.1.3	Ensure its employees, contractors and agents working on the premises wear proper personal protective equipment;

6.1.4	Follow all applicable employment, health and safety guidelines and Workplace Safety and Insurance Board regulations;

6.1.5	Maintain site in a safe, clean and tidy condition and maintain clean room protocol;

6.1.6	Repair penetrations with appropriate materials (e.g., particle free) if the removal of services or exhaust creates holes in the walls or roof;

6.1.7	Strip back all pipes to shut off valves and cap the pipes, with all main pipes remaining in place;

6.1.8	Ensure that electrical wiring is properly terminated at main disconnects and is in accordance with relevant building codes; and

6.1.9	Adhere to all the Vendor safety and security policies that are provided by the Vendor in written form.
6.2	Insurance

The Buyer covenants and agrees, at its own expense, to obtain and maintain, from the time that it or its agents first enter the premises of the Vendor or its Affiliates to begin developing the work plan set out in sub-Section 6.1.1 hereof until all the Equipment has been removed from the property and premises of the Vendor and its Affiliates, the insurance described on Schedule “E” to this Agreement covering the Buyer and the Vendor and their respective employees, officers, directors and agents against damages arising from bodily injury (including death) and claims for property damage. Prior to such date, the Vendor shall maintain such insurance. If the Buyer fails to obtain insurance in accordance with the terms of this Agreement for any reason whatsoever, the Vendor shall be entitled to obtain and maintain the required insurance and the Buyer shall promptly reimburse the Vendor upon submission by the Vendor of invoices therefor.

6.3	Storage

If the Equipment is not dismantled, packed and/or shipped in accordance with this Agreement by January 31, 2009 for any reason whatsoever except where such is caused by the Vendor or its Affiliates, the Buyer shall pay to the Vendor the amount of [certain information regarding pricing has been intentionally omitted] per month for February, March and April 2009 for each of such months or a part thereof and [certain information regarding pricing has been intentionally omitted] per month for each month or a part thereof following April 30, 2009 during which the Equipment remains in the Vendor’s premises. Such amount shall be payable on the first business day of each relevant month and shall not be pro-rated for any part of a month during which the Equipment has been removed from the Vendor’s premises. Such amount shall be payable as a reimbursement of the Vendor’s rent and operating costs and shall be subject to GST and any other applicable taxes.

6.4	Risk of Loss

Title to and ownership of the Equipment shall remain with the Vendor at the Vendor’s risk from the date of this Agreement until the Equipment Closing Time. Thereafter, risk of loss of the Equipment shall transfer to the Buyer and the Buyer shall obtain and maintain the insurance contemplated in Section 6.2 hereof until all the Equipment has been removed from the property and premises of the Vendor and its Affiliates. Title to the Equipment will not transfer to the Buyer until the Equipment Closing Time. Until title to and ownership of the Equipment passes to the Buyer pursuant to this Agreement, the Buyer covenants and agrees not to register any lien or security interest on or against the Equipment.

6.5	TPC Agreement and Equipment

Where Her Majesty the Queen in right of Canada, as represented by the Minister of Industry, makes a claim that funds are owed to him pursuant to the provisions of the TPC Agreement dealing with “special purpose equipment” (as defined in the TPC Agreement) in connection with the sale to the Buyer of the Equipment contemplated herein, the Vendor shall be solely responsible for satisfying such claim and shall indemnify and hold harmless the Buyer and reimburse and compensate it for any Damages arising in connection with such a claim.
ARTICLE 7
MATTERS RESPECTING THE
PATENTS AND THE UNREGISTERED IP
7.1	TPC Consent and Third Party Consents

The Vendor covenants that:
7.1.1	prior to the IP Closing Date it shall obtain the Consent of or provide notice to, as the case may be, each of the parties to the Partner Agreements, other than the TPC Agreement to assign the Partner Agreements, other than the TPC Agreement, to the Corporation and transfer the IP Shares to the Buyer;

7.1.2	prior to the IP Closing Date it shall assign, to the full extent permitted by law, the Partner Agreements, other than the TPC Agreement, and all of its rights and obligations under the Partner Agreements, other than the TPC Agreement, to the Corporation;

7.1.3	prior to the IP Closing Date, it shall use reasonable commercial efforts to obtain any Consents to enable the Buyer to obtain the rights and benefits and to assume the obligations of the Unregistered IP and matters related thereto;

7.1.4	it shall at its own cost and expense use reasonable commercial efforts to obtain the TPC Consent as soon as practical;

7.1.5	it shall use reasonable commercial efforts to obtain from [certain business sensitive information has been intentionally omitted] its Consent to transfer to the Buyer the benefits of the license from [certain business sensitive information has been intentionally omitted] to the Vendor existing within the [certain business sensitive information has been intentionally omitted];

7.1.6	it shall maintain its existence for so long as the trust arrangement referred to in Section 7.2 or the licensing of the Registered IP referred to in Section 7.3 is necessary; and

7.1.7	it shall indemnify the Buyer and save it fully harmless against, and will reimburse or compensate it for, any and all Damages arising from, in connection with or related in any manner whatever to the TPC Agreement and obtaining the TPC Consent, including, without limitation, Damages arising in relation to any Equipment and Damages arising in relation to any intellectual property that is subject to the TPC Agreement, it being acknowledged by the Buyer that the IP Closing is conditional upon the Vendor obtaining the TPC Consent and the indemnity provided herein shall not apply in any manner to the failure of the Vendor to obtain the TPC Consent;
provided that the maximum amount of out of pocket expense the Vendor shall be obligated to incur in connection with its reasonable commercial efforts to obtain such Consents pursuant to Sub-sections 7.1.1 , 7.1.3 and 7.1.5 shall be [certain information regarding pricing has been intentionally omitted].

7.2	Agreement Held in Trust

Where the Consent of a third party is required for the assignment of a Partner Agreement to the Corporation and such Consent is not obtained by the Vendor on or before the IP Closing Date, the Vendor shall hold such Partner Agreement in trust and for the benefit of the Corporation until such time as the required Consent for assignment to the Corporation is obtained. While a Partner Agreement is held in trust for the Corporation as described above, the Corporation shall be responsible to the Vendor for performing at its own cost and expense all of the obligations of the Vendor and shall be entitled to all of the rights of the Vendor under such Partner Agreement, unless such entitlement is forbidden by the applicable Partner Agreement. The Vendor shall promptly provide all notices to the Corporation that the Vendor receives under such Partner Agreement and, where permitted to do so, shall provide to the Corporation all information reasonably necessary for the Corporation to perform the obligations of the Vendor under such Partner Agreement.

7.3	Registered IP

If the Vendor is unable to obtain prior to the IP Closing Date the consent of [certain business sensitive information has been intentionally omitted] to the assignment of the [certain business sensitive information has been intentionally omitted] to the Corporation, in addition to any obligations under Section 7.2 hereof, the Vendor shall cause the Corporation to transfer to the Vendor the Registered IP and the Vendor shall license the Registered IP to the Corporation on a worldwide, royalty free basis exclusive in the field of Inorganic Electroluminescent Displays, and non-exclusive in all other fields, until such time as the required consent for assignment of the [certain business sensitive information has been intentionally omitted] to the Corporation is obtained from [certain business sensitive information has been intentionally omitted], whereupon the Registered IP shall be conveyed by the Vendor to the Corporation for no additional consideration. While the Registered IP is owned by the Vendor and licensed to the Corporation as described above, the Vendor shall advise the Buyer of any registration, administrative or maintenance fees that are due for Registered IP as soon as practicable upon becoming aware of such fees and the Buyer shall be solely responsible for paying all registration, administrative and maintenance fees for the Registered IP unless such fees are required by applicable law or patent office practice to be paid by the Vendor, in which case the Buyer shall promptly pay an amount equivalent to such fee to the Vendor and the Vendor shall either pay such fee or, where the Vendor receives such amount at a time that causes the payment of such fee by the Vendor to become commercially unreasonable, return such fee to the Buyer. The Buyer shall bear all the risk arising from failure to pay applicable fees pertaining to Registered IP including, but not limited to, risk of the loss of an intellectual property registration. The Buyer shall promptly reimburse the Vendor for any and all out of pocket expenses the Vendor incurs as a consequence of holding the Registered IP and licensing it to the Corporation, upon receiving notice of such expenses from the Vendor.

7.4	Risk of Failure to Obtain Consent

The Buyer acknowledges that it is fully assuming any risk associated with the failure to obtain a third party Consent or the TPC Consent required in connection with any of the transactions contemplated by this Agreement.

7.5	Obligation to Assist in Obtaining Consents

The Buyer covenants that it shall provide all reasonable assistance (other than financial assistance) requested by the Vendor in obtaining a third party Consent or the TPC Consent in connection with any of the transactions contemplated in this Agreement including, but not limited to, executing such documents as are reasonably necessary to assume the obligations and obtain the rights of the Vendor under a Partner Agreement or executing documents that are reasonably required by such third parties in order for such third parties to provide a Consent or the TPC Consent in connection with any of the transactions contemplated in this Agreement. The Vendor covenants that it shall keep the Buyer apprised of any discussions or negotiations undertaken with respect to its efforts to obtain third party Consents and the TPC Consent and shall allow the Buyer and its designated representatives reasonable opportunities to take part in such discussions and negotiations.

7.6	Patent Maintenance Expenses
7.6.1	the Vendor covenants that it shall pay all third party costs of maintaining the Patents that are properly incurred by the Corporation and relate to the period prior to the IP Closing Time and shall reimburse the Corporation for any such costs that are paid by the Corporation subsequent to the IP Closing Time upon presentation by the Corporation to the Vendor of reasonable evidence of such costs.

7.6.2	The Buyer covenants that it shall pay all third party costs of maintaining the Patents that relate to the period on or subsequent to the IP Closing Time and shall reimburse the Vendor for any such costs that are paid by the Vendor prior to the IP Closing Time upon presentation by the Vendor to the Corporation of reasonable evidence of such costs.

7.6.3	If, during the IP Interim Period any Person who acts as an agent of the Vendor or the Corporation with respect to a Patent advises the Vendor or the Corporation that it would be prudent to allow a pending Patent application to lapse or to abandon any Patent application or Patent registration, then. subject to section 7.7 hereof, the Vendor shall or shall cause the Corporation, as the case may be, to advise the Buyer of such advice in writing with a copy of the original advice. To the extent that the Buyer disagrees with such advice, it shall promptly advise the Vendor whereupon the Vendor shall continue to maintain any such pending Patent application in good standing or take such action as is necessary to ensure that such pending Patent application is not allowed to lapse or be abandoned, all at the cost of the Buyer.
7.7	Third Party Confidentiality Obligations

The Buyer acknowledges that certain information pertaining to the Purchased Assets to be purchased by the Buyer pursuant to this Agreement, including the Partner Agreements to be transferred to the Corporation, may be subject to confidentiality obligations to a third party. Where permitted to do so by the applicable third party, the Vendor shall disclose such information to the Buyer and shall advise the Buyer of any restrictions on further disclosure or other confidentiality obligations required by the applicable third party as a condition of disclosing such information to the Buyer (“Third Party Confidentiality Obligations”). The Buyer covenants that it shall be bound by any and all Third Party Confidentiality Obligations and shall not disclose any such information to another person unless permitted by the terms of such Third Party Confidentiality Obligations and, if so permitted, shall cause any person to whom it further discloses any such information to also be bound by such Third Party Confidentiality Obligations. The Buyer further acknowledges that the Vendor may not be permitted by a third party to disclose certain confidential information to the Buyer and that failure to disclose such information, provided that the Vendor has made commercially reasonable efforts to obtain the necessary consents and permissions from the applicable third party, shall not constitute a breach of this Agreement and shall not modify or affect any of the Buyer’s obligations hereunder including, but not limited to, any obligation to make a payment to the Vendor.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES
8.1	By the Vendor

The Vendor represents and warrants to the Buyer as follows and acknowledges that the Buyer is relying upon the following representations and warranties in connection with the transactions contemplated in this Agreement:
8.1.1	each of the Vendor and the Corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

8.1.2	the Vendor has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. This Agreement has been duly authorized, executed and delivered by the Vendor and is a valid and binding obligation of the Vendor, enforceable in accordance with its terms subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

8.1.3	other than this Agreement there are no agreements, options or other rights pursuant to which the Vendor is, or may become, obligated to sell any of the Purchased Assets to be sold by the Vendor and acquired by the Buyer pursuant to this Agreement;

8.1.4	the Vendor is the absolute beneficial owner of the Equipment and the IP Shares and has good and marketable title to the Equipment and the IP Shares, in each case free of any security interest, lien, charge, mortgage, pledge or encumbrance of any kind other than such interests as may exist pursuant to the Partner Agreements. The Vendor is not a non-resident of Canada under the Income Tax Act (Canada);

8.1.5	the IP Shares represent all of the issued and outstanding shares in the capital of the Corporation, are issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation and neither the Vendor nor the Corporation has issued or granted options, warrants, rights of exchange or conversion or any other rights to obtain shares of the Corporation;

8.1.6	as of the IP Closing Time, the Corporation will not have any liabilities except any maintenance or prosecution obligations arising pursuant to the Patents and any obligations arising pursuant to the Partner Agreements;

8.1.7	as of the IP Closing Time, the Corporation will not be party to or bound by any Contract except for the Partner Agreements. True and complete copies of the Partner Agreements, subject to redaction in the case of the TPC Agreement, have been provided to the Buyer by the Vendor;

8.1.8	there is no litigation in process or pending or, to the knowledge of the Vendor, threatened involving the Vendor or the Corporation;

8.1.9	the Vendor is registered for purposes of Part IX of the Excise Tax Act (Canada) under GST registration number 827314964 RT 0001; and

8.1.10	the Corporation has never employed any individual.
8.2	By the Buyer

The Buyer represents, warrants and covenants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations, warranties and covenants in connection with the transactions contemplated in this Agreement:
8.2.1	the Buyer is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

8.2.2	the Buyer has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. This Agreement has been duly authorized, executed and delivered by the Buyer and is a valid and binding obligation of the Buyer, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

8.2.3	the Buyer intends and shall export the Equipment from Canada as soon as possible in the circumstances and there shall be no delay in so doing other than as a direct result of the time required to dismantle and ship the Equipment and the time required to obtain the necessary registrations and permits required to import the Equipment to its intended destination;

8.2.4	from the Equipment Closing Time until the date the Equipment is exported from Canada, the Buyer will ensure the Equipment is not used or supplied in Canada;

8.2.5	until the Equipment is exported from Canada, except for dismantling and shipping the Equipment, the Buyer will ensure the Equipment is not modified transformed, processed or altered and that no maintenance work is performed on the Equipment; and

8.2.6	the Buyer will provide the Vendor sufficient evidence of export of the Equipment from Canada to satisfy the requirement in paragraph (1)(e) of Part V of Schedule VI of the Excise Tax Act (Canada) including, inter alia, copies of waybills and import documentation or shall otherwise comply with Section 5.4 hereof.
8.3	Survival

Except in the case of fraud in which case the representation and warranty in respect of which fraud has been committed will be deemed to have survived and all remedies shall be available for the maximum period permitted by law, the covenants, representations and warranties of the Vendor contained in this Agreement that pertain specifically to the Equipment shall expire on the Equipment Closing Date, and all of the other covenants, representations and warranties contained in this Agreement, whether of the Vendor or the Buyer, shall expire on the IP Closing Date.

ARTICLE 9
CONDITIONS
9.1	Vendor Conditions to Equipment Closing

The Vendor shall not be obligated to complete the Equipment Closing unless, at or before the Equipment Closing Time, the conditions listed below in this Section 9.1 have been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Buyer shall take all such actions, steps and proceedings as are reasonably within the Buyer’s control as may be necessary to ensure that the conditions listed below in this Section 9.1 are fulfilled at or before the Equipment Closing Date.
9.1.1	The representations and warranties of the Buyer hereunder shall be true and correct in all material respects as at the Equipment Closing Time.

9.1.2	The Buyer shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Equipment Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Equipment Closing all the documents contemplated in Section 3.3.

9.1.3	During the period from the date of this Agreement to the Equipment Closing Date, there shall have been no order made or any legal proceedings commenced or threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the Equipment Closing.
9.2	Buyer Conditions to Equipment Closing

The Buyer shall not be obligated to complete the Equipment Closing pursuant to this Agreement unless, at or before the Equipment Closing Date, each of the conditions listed below in this Section 9.2 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Buyer. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 9.2 are fulfilled at or before the Equipment Closing Date.
9.2.1	The representations and warranties of the Vendor hereunder shall be true and correct in all material respects as at the Equipment Closing Time.

9.2.2	The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Equipment Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Buyer at the Equipment Closing all the documents contemplated in Section 3.2.

9.2.3	During the period from the date of this Agreement to the Equipment Closing Date, there shall have been no order made or any legal proceedings commenced or threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the Equipment Closing.

9.2.4	The Vendor shall have provided to the Buyer evidence satisfactory to the Buyer that the bulk sales legislation in each of the jurisdictions in which the Purchased Assets are located has been complied with or that the sale of the Purchased Assets is exempt from compliance with such legislation.
9.3	Vendor Conditions to IP Closing

The Vendor shall not be obligated to complete the IP Closing unless, at or before the IP Closing Time, each of the conditions listed below in this Section 9.3 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Buyer shall take all such actions, steps and proceedings as are reasonably within the Buyer’s control as may be necessary to ensure that the conditions listed below in this Section 9.1 are fulfilled at or before the IP Closing Date.
9.3.1	The Vendor shall have received the TPC Consent on terms satisfactory to the Vendor, acting reasonably.

9.3.2	The representations and warranties of the Buyer hereunder shall be true and correct in all material respects as at the IP Closing Time.

9.3.3	The Buyer shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the IP Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing the document contemplated in Section 4.3.

9.3.4	During the period from the date of this Agreement to the IP Closing Time, there shall have been no order made or any legal proceedings commenced or threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the IP Closing.
9.4	Buyer Conditions to IP Closing

The Buyer shall not be obligated to complete the IP Closing pursuant to this Agreement unless, at or before the IP Closing Time, each of the conditions listed below in this Section 9.4 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Buyer. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 9.4 are fulfilled at or before the IP Closing Date.
9.4.1	The Vendor shall have received the TPC Consent on terms satisfactory to the Buyer, acting reasonably.

9.4.2	The representations and warranties of the Vendor hereunder shall be true and correct in all material respects at the IP Closing.

9.4.3	The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the IP Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Buyer at the Closing all the documents contemplated in Section 4.2.

9.4.4	During the period from the date of this Agreement to the IP Closing Time, there shall have been no order made or any legal proceedings commenced or threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the IP Closing.
ARTICLE 10
TERMINATION
10.1	Grounds for Termination

This Agreement may be terminated:
10.1.1	by the mutual written agreement of the Vendor and the Buyer with respect to the Equipment at or prior to the Equipment Closing Time and with respect to the remaining Purchased Assets, at or prior to the IP Closing Time; or

10.1.2	by written notice from the Buyer to the Vendor if any condition in Section 9.2 has not been fulfilled at or before the Equipment Closing Time or if any such condition is or becomes impossible to satisfy, in which case the Deposits and the Prepayment Amount and any interest earned thereon shall be returned to the Buyer by the Vendor, or if any condition in Section 9.4 has not been fulfilled at or before the IP Closing Time or if any such condition is or becomes impossible to satisfy, in which case the remaining [certain information regarding pricing has been intentionally omitted] of the Prepayment Amount held by the Vendor and any interest earned thereon shall be returned to the Buyer by the Vendor; or

10.1.3	by written notice from the Vendor to the Buyer if any condition in Section 9.1 has not been fulfilled at or before the Equipment Closing Time or if any such condition is or becomes impossible to satisfy, in which case the Prepayment Amount and any interest earned thereon shall be returned to the Buyer by the Vendor, or if any condition in Section 9.3 has not been fulfilled at or before the IP Closing Time or if any such condition is or becomes impossible to satisfy, in which case the remaining [certain information regarding pricing has been intentionally omitted] of the Prepayment Amount still held by the Vendor and any interest earned thereon shall be returned to the Buyer to the Vendor.

10.2	Effect of Termination.

If this Agreement is terminated all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 2.3, 10.1, 10.2, 11.1, 11.2, 11.3, 11.4, 11.5, 11.6 and 11.9, which shall survive such termination. Notwithstanding the foregoing, if the Equipment Closing has occurred prior to such termination, any obligations of the Parties relating to the Equipment shall survive termination.
ARTICLE 11
GENERAL MATTERS
11.1	Public Notices

No press release or other announcement concerning the transaction contemplated by this Agreement shall be made by the Vendor or the Buyer without the prior written consent of the other (such consent not to be unreasonably withheld) provided, however, that any party may, without such consent, make such disclosure if the same is required by any stock exchange on which any of the securities of such party or any of its affiliates are listed or by any securities commission or other similar regulatory authority having jurisdiction over such party or any of its affiliates, and if such disclosure is required the party making such disclosure shall use reasonable efforts to give prior oral or written notice to the other, and if such prior notice is not given, to give such notice promptly following the making of such disclosure.

11.2	Entire Agreement

This Agreement, together with the Confidentiality Agreement between the parties dated August 29, 2008, constitutes the entire agreement between the parties to this Agreement pertaining to the subject matter of this Agreement and supercedes and replaces any prior written agreement between the parties to this Agreement pertaining to the subject matter of this Agreement. There are no agreements, warranties, conditions, or representations (including any that may be implied by statute) in respect of the Purchased Assets sold by the Vendor and purchased by the Buyer pursuant to this Agreement or otherwise in connection with this Agreement or the subject matter of this Agreement except as specifically set forth in this Agreement. No reliance is placed on, and neither the Vendor, nor the Buyer has been induced into this Agreement based on, any warranty, representation, opinion, advice or assertion of fact made either prior to, or contemporaneously with, by any such party to any other party or the respective directors, officers, employees or agents of that party.

11.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and permitted assigns.

11.5	Assignment

No party may assign its right or benefits under this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld.

11.6	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

11.7	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

11.8	Force Majeure

The Vendor shall not be liable for delay in or non-performance of all or any part this Agreement, resulting directly or indirectly from earthquakes, floods or other natural disasters, acts of any governmental authority, domestic or foreign, including war, declared or undeclared, embargoes, licensing controls or other restrictions, acts of terrorism, accidents and disruptions including fires, explosions, breakdowns and power shortages, transportation or storage delays, labour difficulties, including strikes, lockouts, sabotage and shortages, acts or omissions of the Buyer or any cause beyond the Vendor’s reasonable control whether similar or dissimilar to those above mentioned. Dates set out in this Agreement shall be extended for the time lost by reason of any such cause.

11.9	Counterparts.

This Agreement may be signed in counterparts and each of such counterparts (and either by original execution or facsimile or portable document format transmission) shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.
[the next page is the signature page.]

     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

iFIRE TECHNOLOGY LTD.
Per:

Per:

CTS GROUP LIMITED
Per:

SCHEDULE “A”
[INTENTIONALLY DELETED]

SCHEDULE “B”
[INTENTIONALLY DELETED]

SCHEDULE “C”
[INTENTIONALLY DELETED]

SCHEDULE “D”
[INTENTIONALLY DELETED]

SCHEDULE “E”
INSURANCE REQUIREMENTS
The Buyer shall maintain the following insurance:
(a)	comprehensive general liability insurance with a limit of not less than $2,000,000 inclusive per occurrence for bodily injury (including death) and damage to property including loss of use thereof, premises and operations liability, contingent liability with respect to operations of subcontractors, completed operations, product liability, professional liability, contractual liability, cross liability and non-owned automobile liability;

(b)	automobile liability insurance which complies with all applicable governmental regulations, with a limit of not less than $2,000,000 per occurrence for bodily injury and property damage;

(c)	workers’ compensation insurance or employer’s liability insurance (where not covered by workers’ compensation insurance), to the full extent required by applicable law, for all of the Buyer’s personnel, including directors, shareholders, employees or other representatives who perform work at the premises of the Vendor with a limit not less than $2,000,000 for each claim or series of claims arising out of any one incident; and

(d)	such other insurance as is required by the Buyer from time to time.
All insurance policies shall include a waiver of subrogation against the Vendor, its servants, employees and agents. Prior to the commencement of dismantling the Equipment, the Buyer shall file with the Vendor a copy of each insurance policy and/or certificate of such policies. Submission of certificates of insurance or insurance policies shall in no way imply acceptance by the Vendor that such certificates or policies comply with the requirements as set forth herein. All such insurance shall be maintained until the date the Equipment has been removed from the Vendor’s premises as set forth in Section 6.1, except that completed operations liability and professional liability coverage shall in any event be maintained for twelve (12) months from such date or as otherwise required by the Vendor. Such policies shall also provide that they are not terminable during the periods set out in the foregoing sentence and/or no material change to the policies shall be made without at least thirty (30) days prior written notice by the insurer to the Vendor. the Vendor shall be added as additional insured with respect to any work performed by the Buyer and such policies shall contain a cross-liability clause. The Buyer shall ensure that subcontractors comply with insurance provisions similar to those contained in this Agreement.

SCHEDULE “F”
[INTENTIONALLY DELETED]

SCHEDULE “G”
[INTENTIONALLY DELETED]